May 13, 2011

Julie Rizzo, Esq.
Attorney-Advisor, Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	CCRE Commercial Mortgage Securities, L.P.,
Registration Statement on Form S-3, Filed March 16, 2011, File No.: 333-172863

Dear Ms. Rizzo:

We are counsel to CCRE Commercial Mortgage Securities, L.P. (the “Registrant”) under the above-captioned registration statement (the “Registration Statement”).  We have reviewed your letter dated April 12, 2012 (the “Comment Letter”) transmitting comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and have discussed the comments contained in the Comment Letter with various representatives of the Registrant.  Capitalized terms used herein without definition have the meanings given them in the form of base prospectus (the “Base Prospectus”) or the form of prospectus supplement (the “Prospectus Supplement”) contained in Pre-Effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”) submitted herewith.  Enclosed herewith are four courtesy copies of Amendment No. 1, two of which have been marked to show changes implemented in response to the requests of the Staff in the Comment Letter.

For your convenience, the Staff’s comments are repeated in italics below, followed by the Registrant’s responses.  References to page numbers in Amendment No. 1 are to the marked version.

General

1.
Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any

Julie Rizzo, Esq.
May 13, 2011

affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

The Registrant confirms that the depositor and each issuing entity previously established directly or indirectly by the depositor or any affiliate or the depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.  The depositor has never had any affiliates that have offered asset-backed securities involving the same asset class as this offering.

2.
Please confirm that finalized agreements will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-K.  Finalized agreements may be unexecuted as provided by Instruction 1 to Item 601 of Regulation S-K.  Exhibits must be filed either as an exhibit to the registration statement by post-effective amendment or under cover of Form 8-K and incorporated by reference into the registration statement.  Refer to Securities Act Rule 462(d) and Item 1100(f) of Regulation AB.  Additionally, please revise your disclosure in the first paragraph on page S-93 of the prospectus supplement, in the first full paragraph on page 20 of the prospectus and the last sentence of the fourth full paragraph and fifth full paragraph on page 31 of the base prospectus accordingly.

The Registrant confirms that all finalized agreements will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-K or at such other date as the Commission by rule, regulation or Staff interpretation may permit during the term of the Registration Statement.   Additionally, the Staff’s requested changes have been made on page S-94 of the Prospectus Supplement and on page 20 and page 32 of the Base Prospectus.

3.	Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus.

The Registrant confirms that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus.

4.
Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment.  Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness,

Julie Rizzo, Esq.
May 13, 2011

except for information that is not known or reasonably available.  Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

The Registrant confirms that the Base Prospectus includes all assets, credit enhancements and other structural features reasonably contemplated to be included in an actual takedown.

Prospectus Supplement

Cover Page

5.	Please revise the cover page to remove references to “co-managers.”

The Staff’s requested change has been made on the cover page.  However, certain transactions may have co-managing underwriters as opposed to “book-running” underwriters.  Generally, the Registrant would anticipate disclosing that in the Prospectus Supplement.

Summary of Prospectus Supplement, page S-9

6.
If applicable, please identify, in an appropriate section of the summary, any events in the transaction agreements that can trigger liquidation or amortization of the asset pool or other performance triggers that would alter the transaction structure or the flow of funds.  Refer to Item l103(a)(vii) of Regulation AB.

As a general matter, the Registrant does not anticipate many circumstances in which the transaction agreements would contain provisions that trigger liquidation or amortization of the asset pool or other performance triggers that would alter the transaction structure or the flow of funds.  Nevertheless, to anticipate the possibility of such a feature, the Registrant has inserted an appropriate section in the description of the certificates in accordance with the Staff’s requested change on page S-25 of the Prospectus Supplement.

Transaction Parties, page S-9

Controlling Class Representative, page S-11

7.	Please revise this section to include a brief discussion of the information set forth in the first risk factor on page S-80 and the other conflicts of interest that may exist and

Julie Rizzo, Esq.
May 13, 2011

the rights that may affect the certificateholders with respect to the Split-Loan Directing Holder and the Controlling Class Representative.

The Staff’s requested change has been made beginning on page S-11 of the Prospectus Supplement.

The Securities, page S-20

Distributions, page S-23

8.	Please revise your disclosure to include the distribution priority of the servicing, trustee and administrative fees. Refer to Item 1103(a)(7) of Regulation AB.

The Staff’s requested change has been made beginning on page S-14 of the Prospectus Supplement.

Other Investment Considerations, page S-27

Ratings, page S-29

9.
We note your disclosure that the depositor selected the agencies to rate the securities, in part, based on "those agencies initial subordination levels for the various classes of certificates." Please advise.

In each prospectus supplement, there will be disclosure regarding the credit ratings of each class of Certificates obtained from each credit rating agency engaged to rate the Certificates.  The engaged rating agencies will generally be selected by the Registrant from a larger group of rating agencies after the Registrant receives initial feedback from those rating agencies regarding the subordination, or credit enhancement, levels the rating agencies would  require for each credit rating level.  The language referred to in the Staff’s comment is intended to inform investors that the engaged rating agencies were selected in part based on the Registrant’s expectation of potentially more favorable ratings from the selected rating agencies on some or all of the offered Certificates.  Although this factor is not expected to be the sole determining factor in the selection of rating agencies, the Registrant believes this disclosure may be helpful to investors in evaluating the credit ratings obtained by the Registrant.

Julie Rizzo, Esq.
May 13, 2011

In this respect, this disclosure is consistent in spirit with the Commission’s  proposed Item 202(g) (14) of Regulation S-K1 to require disclosure of “any preliminary rating of the class of securities that received a rating being disclosed ... if such preliminary rating was obtained by or on behalf of the registrant and received from a credit rating agency other than that providing the credit rating disclosed ... ”.  Although the initial feedback  referred to in the disclosure does not constitute “preliminary ratings”, and is based on preliminary information that may subsequently have changed, the Registrant believes that investors are likely to be better informed if they understand that this initial feedback factored into the Registrant’s rating agency selection process.

Risk Factors, page S-31

10.
Please revise your risk factor disclosure to break up longer risk factors into multiple smaller risk factors that are easier for investors to read and understand. Please also revise the risk factor captions to succinctly state the particular risk that results from the uncertainty. We note that a number of the risk factor captions are brief phrases where it is unclear what the risk is to be discussed.

The risk factors have been revised to break up longer risk factors into shorter risk factors and improve the captions.

Description of the Mortgage Pool, page S-82

Additional Indebtedness, page S-83

11.
We note your disclosure that certain equity owners of the borrowers under certain mortgage loans can incur future mezzanine debt. Please tell us how you will provide updated information regarding the new additional debt that will be actually incurred in the future. Refer to Item 1121 of Regulation AB.

Pursuant to the terms of the Pooling and Servicing Agreement, the Registrant expects that certain parties including certificateholders and prospective certificateholders will be entitled to access information, including the distribution date statement and the industry standard CREFC reporting package via the Trustee’s internet website as described under “The Pooling and Servicing Agreement-Reports to Certificateholders; Available Information” in the Prospectus Supplement.

1 Credit Ratings Disclosure, Release Nos. 33-9070, 34-60797 (October 7, 2009).  74 Fed. Reg. at 53109.

Julie Rizzo, Esq.
May 13, 2011

Transaction Parties, page S-93

The Originators, page S-96

CCRE Lending; General. page S-96

12.
We note your disclosure in the last sentence of this paragraph. We also note your disclosure in the sixth full paragraph on page S-98. Please advise whether the asset pool will include any loans that would be exceptions to the underwriting criteria. If so, revise to provide bracketed form disclosure indicating that you will describe the nature of the exception(s) and provide data regarding the number of exception loans in the Summary of Prospectus Supplement section and the Description of the Mortgage Pool section of the prospectus supplement.

Certain mortgage loans could represent exceptions to certain underwriting guidelines.  The Staff’s requested change has been made on page S-98 of the Prospectus Supplement.

The Master Servicer, page S-100

13.
We note your disclosure contemplates multiple servicers. Please revise your disclosure to provide a clear introductory description of the roles, responsibilities and oversight requirements of the entire servicing structure and the parties involved. Along with the narrative discussion, also consider presenting the information graphically. Refer to Item 1108(a)(1) of Regulation AB.

The Staff’s requested change has been made on page S-102 of the Prospectus Supplement.

Description of the Offered Certificates, page S-106

14.
Please clarify in the last sentence of the second paragraph that the Certificates represent interests in and obligations of the issuing entity. Please similarly revise the cover page of the prospectus.

The issuing entity is expected to be a common law trust.  As indicated in the first sentence of the second paragraph under “Description of the Offered Certificates” on page S-114, the Certificates would represent in the aggregate the entire beneficial ownership interest in the common law trust entitling the holders to the amounts

Julie Rizzo, Esq.
May 13, 2011

described therein.  The  Registrant does not believe, however, that the Certificates should be considered obligations of the common law trust.

The Pooling and Servicing Agreement, page S-138

Advances, page S-142

15.
We note your disclosure in the second sentence of the first paragraph of this section and on page S-158.  Please advise whether the asset pool will include any modified loans. If so, revise to provide bracketed form disclosure indicating that you will describe the nature of the modification(s) and provide data regarding the number of modified loans in the Summary of Prospectus Supplement section of the prospectus supplement.

The disclosure noted by the Staff above generally refers to modifications that could be made to the defaulted mortgage loans as part of a work-out after the securitization has been entered into pursuant to the terms of the related pooling and servicing agreement.  The Registrant will disclose whether there have been any material modifications to the terms of a mortgage loan that occurred in connection with a work-out and will provide data regarding how many loans have been modified in connection with a work-out and the nature of such work-out.  The Registrant has added disclosure on page S-18 of the Prospectus Supplement to indicate its intent to provide such information.

Use of Proceeds. page S-173

16.
We note your reference to “net proceeds.”  Please disclose the amount of expenses payable from the offering proceeds, Refer to Item 1107(j) of Regulation AB. In this regard, we note your disclosure in the Use of Proceeds section of the base prospectus.

The “Use of Proceeds” section has been revised to include the dollar amount of the proceeds and expenses on page S-174 of the Prospectus Supplement.

Annexes

17.	Please provide the information to be included in Annex D and Annex E or advise.

The Staff’s requested change has been made to Annex D and Annex E to include forms of the information to be provided, which is subject to change in accordance with the terms of the related series.

Julie Rizzo, Esq.
May 13, 2011

Base Prospectus

Cover Page

18.
We note that your disclosure in the last sentence of the first paragraph appears to inconsistent with your disclosure in the first paragraph of the prospectus supplement cover page-your disclosure in the last sentence of the last full risk factor on page 5, and your disclosure in the third full paragraph on page 19. Please advise.

The certificates and the underlying mortgage loans will be insured or guaranteed by a governmental agency or other person to the extent provided in the related prospectus supplement and only to the extent the related prospectus supplement so provides.  The cover of the Base Prospectus, the risk factor on page 5 of the Base Prospectus and the disclosure on page 19 of the Base Prospectus have been revised to clarify this point.

Summary of Base Prospectus, page 4

Descriptions of Certificates, Ratings. page 4

19.
We note your disclosure in the second bullet point that the assets in the trust fund may include mortgage-backed securities. Please confirm that you will update your disclosure as required by Item 1111 of Regulation AB regarding the assets underlying any mortgage-backed securities in any series.

The Registrant confirms that it will update disclosure as required by Item 1111 of Regulation AB regarding the assets underlying any mortgage-backed securities in any series.

20.
In this regard, we note your disclosure in the last sentence on page 32. Please advise as to how you will confirm that the credit support with respect to the MBS in the asset pool would be allowed under the definition of an asset-backed security under Regulation AB if information on the credit support is not available., Please also advise as to when this information would not be available.

The Registrant has revised page 32 of the Base Prospectus to indicate that MBS would only be included in the related Trust Fund if (a) the Depositor determines that the credit support relating to the MBS is permitted under the definition of an asset-backed security under Regulation AB and (b) material information regarding the credit support provided to the MBS is available.

Julie Rizzo, Esq.
May 13, 2011

Description of the Certificates, page 11

21.	Please revise the fourth full paragraph of this section to identify all forms of credit enhancement that may be included in the trust fund for each series.

The Staff’s requested change has been made on page 12 of the Base Prospectus.

Federal Income Tax Consequences, page 50

22.	Please remove the term “general” from the second sentence of the second paragraph of this section.

The Staff’s requested change has been made on page 52 of the Base Prospectus.

Incorporation of Certain Information by Reference, page 81

23.	Please advise as to why the Form 10-Ks are not incorporated by reference as disclosed in the fourth sentence of the first paragraph of this section.

Pursuant to Section 15.02 of the Manual of Publicly available Telephone Interpretations, Regulation AB and Related Rules (the “Telephone Interpretation”), “as noted in Section III.A.3.a of SEC Release No. 33-8518 (December 22, 2004), Item 12(b) of Form S-3 is required for asset-backed issuers only ‘if applicable.’”  The Telephone Interpretation further notes that “[a]n asset-backed issuer may modify the incorporation by reference language of Item 12(b) of Form S-3 to provide that only the current reports on Form 8-K subsequently filed by the registrant prior to the termination of the offering shall be deemed to be incorporated by reference into the prospectus.”

Exhibit 5.1

24.	Please revise the first sentence of the second paragraph to state that you have relied on the items listed in the second paragraph as to factual matters only.

The Staff’s requested change has been made.

25.	Please revise the last paragraph of the opinion to consent to the prospectus discussion of this opinion.

The Staff’s requested change has been made.

Julie Rizzo, Esq.
May 13, 2011

If you have any questions concerning the foregoing, please contact the undersigned.

Very truly yours,

/s/ Patrick T. Quinn

Patrick T. Quinn

cc:           Anthony Orso